Exhibit 99.1

Celent Names Sapiens P&C Claims Solution as 2024 Luminary in EMEA and APAC

Sapiens P&C claims management solution also received four XCelent awards for excellence in advanced technology and breadth of functionality

Uxbridge, UK, March 21, 2024  – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, today announced that Sapiens IDITSuite for Property & Casualty module, ClaimsMaster, received the highest ranking of Luminary in Celent’s 2024 Claims Systems Vendors report in EMEA and APAC, for excellence in advanced technology and breadth of functionality.

Sapiens is the only vendor out of more than 20 claims solutions in EMEA and APAC that was selected for both the Luminary as well as four XCelent awards. Sapiens was awarded for its exceptional core claims system, as well as its continual investments in advanced digital and cloud-based capabilities and enhanced automation. In addition, Sapiens Tia Enterprise P&C claims solution and Sapiens DianaSuite were recognized in Celent’s EMEA report.

“To assess vendors for the report, Celent conducts comprehensive RFIs and market analysis, reviews vendor demonstrations within multiple scenarios, and looks for evidence of continual investment in innovation,” said Fabio Sarrico, Celent analyst. “Sapiens demonstrated the functionality of its core claims solution and its commitment to provide innovative solutions for insurers.”

The report described Sapiens IDITSuite’s ClaimsMaster as “comprehensive, flexible, and highly automated. Sapiens continues to invest in roadmap items including advanced capabilities. The solution has been implemented in multiple countries, demonstrating its adaptability to various market requirements. As the claims module can also be standalone, it offers a compelling option for mid-sized and large insurers seeking a robust core insurance suite or P&C claims module.”

“We are very proud that Sapiens has maintained its leading position in 10 consecutive Celent reports. Celent takes as rigorous an approach to vendor assessment as if they themselves were insurers. Sapiens demonstrated the exceptional functionality of our platform tech-stack,” said Roni Al-Dor, Sapiens President and CEO. “Celent’s recognition reinforces our position as a leading claims solution and underscores our strong regional presence across multiple lines of business for local and multi-national carriers.”

Sapiens IDITSuite for Property & Casualty is an AI-powered, end-to-end insurance software solution, with ClaimsMaster, PolicyMaster, and BillingMaster modules, serving EMEA/APAC enterprises. Sapiens Tia Enterprise serves Nordic/LATAM insurers with a powerful core system, and Sapiens DianaSuite serves the Iberian region with a complete administration solution.

www.sapiens.com

To download Celent’s Claims Systems Vendors EMEA P&C Insurance Awards Report: Click here.

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) empowers the financial sector, with a focus on insurance, to transform and become digital, innovative, and agile. With more than 40 years of industry expertise, Sapiens’ cloud-based SaaS insurance platform offers pre-integrated, low-code capabilities across core, data, and digital domains to accelerate our customers’ digital transformation. Serving over 600 customers in more than 30 countries, Sapiens offers insurers across property and casualty, workers’ compensation, and life insurance markets the most comprehensive set of solutions, from core to complementary, including Reinsurance, Financial & Compliance, Data & Analytics, Digital, and Decision Management. For more information visit https://sapiens.com or follow us on LinkedIn

Investor and Media Contact

Yaffa Cohen-Ifrah
Sapiens Chief Marketing Officer and Head of Investor Relations
Mobile: +1 917 533 4782
Email: Yaffa.cohen-ifrah@sapiens.com

Forward-Looking Statements

Certain matters discussed in this press release that are incorporated herein by reference are forward-looking statements within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that are based on our beliefs, assumptions and expectations, as well as information currently available to us. Such forward-looking statements may be identified by the use of the words “anticipate,” “believe,” “estimate,” “expect,” “may,” “will,” “plan” and similar expressions. Such statements reflect our current views with respect to future events and are subject to pandemic risks and uncertainties. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: the degree of our success in our plans to leverage our global footprint to grow our sales; the degree of our success in integrating the companies that we have acquired through the implementation of our M&A growth strategy; the lengthy development cycles for our solutions, which may frustrate our ability to realize revenues and/or profits from our potential new solutions; our lengthy and complex sales cycles, which do not always result in the realization of revenues; the degree of our success in retaining our existing customers or competing effectively for greater market share; difficulties in successfully planning and managing changes in the size of our operations; the frequency of the long-term, large, complex projects that we perform that involve complex estimates of project costs and profit margins, which sometimes change mid-stream; the challenges and potential liability that heightened privacy laws and regulations pose to our business; occasional disputes with clients, which may adversely impact our results of operations and our reputation; various intellectual property issues related to our business; potential unanticipated product vulnerabilities or cybersecurity breaches of our or our customers’ systems; risks related to the insurance industry in which our clients operate; risks associated with our global sales and operations, such as changes in regulatory requirements, wide-spread viruses and epidemics like the recent novel coronavirus pandemic, which adversely affected our results of operations, or fluctuations in currency exchange rates; and risks related to our principal location in Israel and our status as a Cayman Islands company.

While we believe such forward-looking statements are based on reasonable assumptions, should one or more of the underlying assumptions prove incorrect, or these risks or uncertainties materialize, our actual results may differ materially from those expressed or implied by the forward-looking statements. Please read the risks discussed under the heading “Risk Factors” in our most recent Annual Report on Form 20-F, to review conditions that we believe could cause actual results to differ materially from those contemplated by the forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason, to conform these statements to actual results or to changes in our expectations.

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www.sapiens.com